Exhibit 16.1

[PATINA OIL & GAS CORPORATION LETTERHEAD]

July 25, 2002
Mr. Clayton Peterson
Arthur Andersen LLP
1225 17th Street
Suite 3100
Denver CO 80202-5531

Dear Clayton:

Attached is a draft Form 8-K which Patina Oil & Gas Corporation plans to file with the SEC on or about July 29, 2002 under Item 4 — Changes in Registrant’s Certifying Accountant. Please review the document and provide Patina Oil & Gas Corporation with a letter addressed to the SEC stating that your firm is in agreement with all comments regarding Arthur Andersen LLP. This letter along with your response will be filed as an exhibit to the 8-K.

Our thanks for your assistance.

Sincerely yours,

/s/ DAVID J. KORNDER
David J. Kornder Chief Financial Officer